UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
                                             ----------------------
-------
FORM N-17f-2                                        OMB Approval
                                             ----------------------
-------
Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:       April
20, 2012
of Management Investment Companies           Estimate average
burden hours
                                               per response . . . .
.. 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    ----------------------
-------

-------------------------------------------------------------------
----------
1. Investment Company Act File Number:        Date examination
completed:

811-22175	                                  July 26, 2010

-------------------------------------------------------------------
----------

2. State Identification Number:

AL             AK             AZ             AR             CA
CO X
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA     	      MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

-------------------------------------------------------------------
----------

3. Exact name of investment company as specified in registration statement:

ALPS ETF TRUST
-------------------------------------------------------------------
----------

4. Address of principal executive office
(number,street,city,state,zip code):

1290 Broadway, Suite 1100
Denver, CO 80203




July 26, 2010

United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sirs:

Enclosed is one copy of Form N-17f-2 and our related report, dated July 26, 2010, on our examination of the investment portfolio of the following portfolios of the Maxim Series Fund, Inc. as of the close of business on February 26, 2010:
Cohen & Steers Global Realty Majors ETF

Very truly yours,




Mark Wehrle
Partner






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Cohen & Steers Global Realty
Majors ETF:
We have examined management's assertion included in the
accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940 that the Cohen & Steers Global Realty Majors ETF (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 26, 2010. Management is responsible for each Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Fund's compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about each Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26, 2010, without prior notice to management and with respect to agreement of
security purchases and sales, for the period from December 31, 2009 (the date of our last examination) through February 26, 2010:
1.	Confirmation of all securities held by the Depository Trust
Company and the Federal Reserve Bank of Boston in book entry form;
2.	Reconciliation of all such securities to the books and records of the funds and Bank of New York ("Custodian");
3.	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's
records; and
4.	Agreement of one security purchases and one security sales or maturities since our last report from the books and records of the Fund to broker confirmations.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Fund's compliance with specified requirements.
In our opinion, management's assertion that the Cohen & Steers
Global Realty Majors ETF complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010, with respect to securities reflected in the investment accounts of each Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Cohen & Steers Global Realty Majors ETF and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

July 26, 2010
MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940
We, as members of management of the Cohen & Steers Global Realty Majors ETF, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Cohen & Steers Global Realty Majors ETF's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 26, 2010, and from December 31, 2009 (the date of our last examination) through February 26, 2010.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2010, and from December 31, 2009 (the date of our last examination) through February 26, 2010, with respect to securities reflected in the investment accounts of the Fund.
Cohen & Steers Global Realty Majors ETF
By:


______________________________
Thomas Carter
President


______________________________
Jeremy May
Treasurer

July 26, 2010